As filed with the Securities and Exchange Commission on March 12, 2007

Registration No. 333-

FORM S-8

SECURITIES AND EXCHANGE COMMISSION

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ALLEGIANT TRAVEL COMPANY

 (Exact name of issuer as specified in its charter)

Nevada	20-4745737
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

3301 N. Buffalo Drive, Suite B-9
Las Vegas, Nevada 89129
(Address of principal executive offices, including zip code)

ALLEGIANT TRAVEL COMPANY
2006 LONG-TERM INCENTIVE PLAN
(Full title of the plan)

Andrew C. Levy
Managing Director and Secretary
3301 N. Buffalo Drive, Suite B-9
Las Vegas, Nevada 89129
(702) 851-7300
(Name, address and telephone number, including area code, of agent for service)

Copies to:

Robert B. Goldberg, Esq.

Ellis Funk, P.C.

3490 Piedmont Road, N.E., Suite 400

Atlanta, Georgia 30305

(404) 233-2800

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $.001 per share	3,000,000	$29.74(2)	$89,206,740(3)	$2,738.65

(1)

Pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement shall also cover additional shares of common stock which may become issuable by reason of any stock split, stock dividend, recapitalization or other similar transactions effected without consideration which results in an increase in the number of the Registrant’s shares of outstanding common stock.

(2)	The price per share for the shares registered hereby is calculated by dividing the proposed maximum aggregate offering price by the amount to be registered.
(3)

The maximum aggregate offering price is estimated in accordance with Rule 457(h)(1) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is equal to the sum of (i) the product resulting from multiplying 414,000, the number of shares registered by this Registration Statement as to which there are outstanding options under the Allegiant Travel Company 2006 Long-Term Incentive Plan, by $4.66, the average exercise price of such options, and (ii) the product resulting from multiplying 2,586,000, the number of shares registered by this Registration Statement as to which options may be granted under the Allegiant Travel Company 2006 Long-Term Incentive Plan, by $33.75, the average of the high and low sales prices of the Common Stock as reported on the Nasdaq Global Stock Market on March 8, 2007.

EXPLANATORY NOTE

This Registration Statement registers shares of common stock, par value $0.001 per share, of Allegiant Travel Company (the “Company”), consisting of (i) shares previously issued as restricted stock under the Allegiant Travel Company 2006 Long-Term Incentive Plan (the “2006 Plan”), and (ii) shares that may in the future be issued under the 2006 Plan.

This Registration Statement contains two parts. The first part contains a “reoffer” prospectus prepared in accordance with Part I of Form S-3 (in accordance with Instruction C of the General Instructions to Form S-8). The reoffer prospectus permits reoffers and resales of those shares referred to above that constitute “restricted securities”, within the meaning of Form S-8, by certain of the Company’s stockholders, as more fully set forth therein. The second part contains information required to be set forth in the registration statement pursuant to Part II of Form S-8. Pursuant to the Note to Part I of Form S-8, the plan information specified by Part I of Form S-8 is not required to be filed with the Securities and Exchange Commission (the “Commission”). The Company will provide without charge to any person, upon written or oral request of such person, a copy of each document incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are also incorporated by reference in the reoffer prospectus as set forth in Form S-8), other than exhibits to such documents that are not specifically incorporated by reference, the other documents required to be delivered to eligible employees pursuant to Rule 428(b) under the Securities Act and additional information about the 2006 Plan. Requests should be directed to the Company’s outside counsel, Robert B. Goldberg, Esq., Ellis Funk, P.C., 3490 Piedmont Road, Suite 400, Atlanta, Georgia 30305; telephone (404) 233-2800.

ii

REOFFER PROSPECTUS

ALLEGIANT TRAVEL COMPANY

Up to 100,000 Shares of Common Stock

Acquired by the Selling Stockholders Under

ALLEGIANT TRAVEL COMPANY 2006 LONG-TERM INCENTIVE PLAN

This prospectus relates to an aggregate of up to 100,000 shares (the “Shares”) of Common Stock, par value $0.001 per share (the “Common Stock”), of Allegiant Travel Company, a Nevada corporation (the “Company”), which may be offered and sold from time to time by certain stockholders of the Company (the “Selling Stockholders”) who have acquired such Shares pursuant to the Allegiant Travel Company 2006 Long-Term Incentive Plan (the “2006 Plan”). See “Selling Stockholders.” This prospectus covers the offering for resale of shares acquired by the Selling Stockholders prior to the filing of a Registration Statement on Form S-8 by the Company (“Restricted Shares”). The Company’s Common Stock is listed on The Nasdaq Global Market under the symbol “ALGT.” On March 8, 2007, the last reported sales price of the Company’s Common Stock on The Nasdaq Global Market was $33.75 per share.

The Company will not receive any of the proceeds from sales of the Shares by any of the Selling Stockholders. The Shares may be offered from time to time by any or all of the Selling Stockholders (and their donees and pledgees) through ordinary brokerage transactions, in negotiated transactions or in other transactions, at such prices as the Selling Stockholders may determine, which may relate to market prices prevailing at the time of sale or be a negotiated price. See “Plan of Distribution.” All costs, expenses and fees in connection with the registration of the Shares will be borne by the Company. Brokerage commissions and similar selling expenses, if any, attributable to the offer or sale of the Shares will be borne by the Selling Stockholders (or their donees and pledgees).

Each Selling Stockholder and any broker executing selling orders on behalf of a Selling Stockholder may be deemed to be an “underwriter” as defined in the Securities Act of 1933, as amended (the “Securities Act”). If any broker-dealers are used to effect sales, any commissions paid to broker-dealers and, if broker-dealers purchase any of the Shares as principals, any profits received by such broker-dealers on the resale of the Shares, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Stockholders may be deemed to be underwriting commissions.

An investment in our securities involves a high degree of risk.  See “Risk Factors” beginning at page 4.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is March 12, 2007.

No person is authorized to give any information or represent anything not contained or incorporated by reference in this prospectus or any prospectus supplement. This prospectus and any prospectus supplement do not constitute an offer to sell or a solicitation of any offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus or any prospectus supplement, as well as information incorporated by reference, is current only as of the date of that information. Our business, financial condition and results of operations may have changed since that date.

Special Note about Forward-looking Statements

We have made forward-looking statements in this prospectus that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in the forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

You should understand that many important factors, in addition to those discussed elsewhere in this prospectus, could cause our results to differ materially from those expressed in the forward-looking statements. These factors include, without limitation, increases in fuel prices, terrorist attacks, risks inherent to airlines, demand for air services to Las Vegas, Orlando and Tampa/St. Petersburg from the markets served by us, our ability to implement our growth strategy, our fixed obligations, our dependence on the Las Vegas, Orlando and Tampa/St. Petersburg markets, our ability to add, renew or replace gate leases, our competitive environment, problems with our aircraft, dependence on fixed fee customers, economic and other conditions in markets in which we operate, governmental regulation, increases in maintenance costs and insurance premiums and cyclical and seasonal fluctuations in our operating results.

BUSINESS OVERVIEW

We are a leisure travel company focused on linking travelers in small cities to world-class leisure destinations such as Las Vegas, Nevada, Orlando, Florida and Tampa/St. Petersburg, Florida. We operate a low-cost passenger airline marketed to leisure travelers in small cities, allowing us to sell air travel both on a stand-alone basis and bundled with hotel rooms, rental cars and other travel related services. Our route network, pricing philosophy, advertising and diversified product offering built around relationships with premier leisure companies are all intended to appeal to leisure travelers and make it attractive for them to purchase air travel and related services from us.

Our business model provides for diversified revenue streams, which we believe distinguishes us from other U.S. airlines and other travel companies.

•                  Scheduled service revenues currently consist of nonstop flights between our leisure destinations and our small city markets.

•                  Fixed fee contract revenues consist largely of fixed fee flying agreements with affiliates of Harrah’s Entertainment Inc. and Apple Vacations West, Inc. that provide for a predictable revenue stream.

•                  Ancillary revenues are generated from the sale of hotel rooms, rental cars, advance seat assignments, in-flight products and other items sold in conjunction with our scheduled air service. We recognize our ancillary revenues on a net basis, net of amounts paid to wholesale providers, travel agent commissions and credit card processing fees.

Our business strategy has evolved as our experienced management team has taken a different approach to the traditional way business has been conducted in the airline industry. In contrast to the traditional airline strategy, we focus primarily on the leisure traveler, provide low frequency nonstop service from small cities in larger jet aircraft, sell direct to travelers, do not offer connections, do not code-share, and provide amenities at a small charge to our passengers. We have developed relationships with many premier leisure companies to generate revenue beyond just air fares.

As of January 31, 2007, we provide scheduled air service to customers in 46 small cities and have announced service from two additional small cities to commence in first quarter 2007. These 48 cities have an aggregate population of over 50 million within a 50-mile radius of the airports in those cities. We have identified at least 52 additional cities in the United States and Canada with similar characteristics and where we do not presently have any arrangements for service. These cities represent an estimated population of over 50 million people we could potentially serve to our Las Vegas, Orlando and Tampa/St. Petersburg destinations.

Our principal executive offices are located at 3301 N. Buffalo Drive, Suite B-9 Las Vegas, Nevada 89129. Our telephone number is (702) 851-7300. Our website’s address is http://www.allegiantair.com. We have not incorporated by reference into this prospectus the information on our website and you should not consider it to be a part of this document. Our website address is included in this document for reference only.

Allegiant Travel Company, Allegiant Air and Allegiant Vacations are service marks of Allegiant Travel Company in the U.S. This prospectus also contains trademarks and tradenames of other companies.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Allegiant

Increases in fuel prices or unavailability of fuel would harm our business and profitability.

Fuel costs constitute a significant portion of our total operating expenses (46.0% during 2006). Significant increases in fuel costs would harm our financial condition and results of operations.

Our MD80 series aircraft are less fuel efficient than new aircraft. An increase in the price of aircraft fuel would therefore result in a disproportionately higher increase in our average total costs than our competitors using more fuel efficient aircraft.

Historically, fuel costs have been subject to wide price fluctuations. Aircraft fuel availability is also subject to periods of market surplus and shortage and is affected by demand for heating oil, gasoline and other petroleum products. Because of the effect of these events on the price and availability of aircraft fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. A fuel supply shortage or higher fuel prices could result in the curtailment of our service. Some of our competitors may be better positioned to obtain fuel in the event of a shortage. We cannot assure you increases in the price of fuel can be offset by higher revenue.

In addition, although we implemented a fuel derivatives program in 2003 to partially protect against fuel price volatility, our hedging program does not protect us against ordinary course price increases and is limited in fuel volume and duration. We cannot assure you our fuel hedging program is sufficient to protect us against increases in the price of fuel.

We carry limited fuel inventory and we rely heavily on our fuel suppliers. We cannot assure you we will always have access to adequate supplies of fuel in the event of shortages or other disruptions in the fuel supply.

If our credit card processing company were to require significant holdbacks for processing credit card transactions for the purchase of air travel and other services, our cash flow would be adversely affected.

Credit card companies frequently require significant holdbacks when future air travel and other future services are purchased through credit card transactions. We rely on a single credit card processing company at this time, and our agreement is terminable on 30 days notice. As virtually all of our scheduled service and ancillary revenue is paid with credit cards and our credit card processing agreement does not require a significant holdback, our cash flow would suffer in the event the terms of our current agreement were changed or terminated. Although we believe that we would be able to secure a replacement credit card processing agreement if our current agreement is terminated, the terms of any new agreement may not be as favorable to us. These cash flow issues could be exacerbated during periods of rapid growth as we would be incurring additional costs associated with our growth, but our receipt of these revenues would be delayed.

Our failure to successfully implement our growth strategy and generate demand for our services could harm our business.

Successfully implementing our growth strategy is critical for our business to achieve economies of scale and to sustain or increase our profitability. Increasing the number of small city markets we serve depends on our ability to identify and effectively evaluate new target markets and then access suitable airports located in these markets in a manner consistent with our cost strategy.

Most of our scheduled air service is sold to customers traveling from our small city markets to our leisure destinations of Las Vegas, Orlando or Tampa/St. Petersburg. While we seek to generate demand for our services in these markets, the smaller size of these markets makes it more difficult to create this demand. If we are unable to do so in a particular market, our revenues could be negatively affected and our ability to grow could be constrained. Under those circumstances, we may decide to reduce or terminate service to that market, which could result in additional costs.

We will also need to obtain additional gates in Las Vegas, Orlando and Tampa/St. Petersburg, and obtain access to markets we seek to serve in the future. Any condition that would deny, limit or delay our access to airports we seek to serve in the future would constrain our ability to grow. Opening new markets may require us to commit a substantial amount of resources, even before the new services commence, including additional skilled personnel, equipment and facilities. An inability to hire and retain skilled personnel or to secure the required equipment and facilities efficiently and cost-effectively may affect our ability to implement our growth strategy. We cannot assure you we will be able to successfully establish new markets and our failure to do so could harm our business.

We have recently commenced service from 12 small cities to Tampa/St. Petersburg. As we do not have any significant historical data on the performance of Tampa/St. Petersburg as one of our leisure destinations, we may not be able to profitably operate these routes.

We expect to serve other leisure destinations, in addition to Las Vegas, Orlando and Tampa/St. Petersburg, which we believe are attractive to small city markets. However, if we fail to successfully implement service to additional leisure destinations, our growth prospects will be limited and our profitability could be adversely impacted.

Expansion of our markets and services may also strain our existing management resources and operational, financial and management information systems to the point they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. We expect we will need to develop further financial, operational and management controls, reporting systems and procedures to accommodate future growth. We cannot assure you we will be able to develop these controls, systems or procedures on a timely basis and the failure to do so could harm our business.

Additionally, we are subject to regulation by the Federal Aviation Administration (“FAA”) and must receive its approval to add aircraft to our operating certificate. If the FAA does not grant us approval to add aircraft to our fleet as quickly as we desire, our growth may be limited and our profitability could be adversely impacted.

Any inability to acquire and maintain additional compatible aircraft, engines or parts on favorable terms or at all would increase our operating costs and could harm our profitability.

Our fleet currently consists of MD80 series aircraft equipped with Pratt & Whitney JT8D-200 series engines. Although our management believes there is currently an adequate supply of suitable MD80 series aircraft available at favorable prices and terms, we are unable to predict how long these conditions will continue. Any increase in demand for the MD80 aircraft or the Pratt & Whitney JT8D-200 series engine could restrict our ability to obtain additional MD80 aircraft, engines and spare parts. Because the aircraft and the engine are no longer being manufactured, we may be unable to obtain additional suitable aircraft, engines or spare parts on satisfactory terms or at the time needed for our operations or for our implementation of our growth plan.

In April 2006, the FAA indicated it intends to issue regulations limiting the age of aircraft that may be flown in the U.S. The announcement did not indicate the maximum age that would be allowed, the effective date of the regulation or any grandfathering provisions. These regulations, if and when implemented, may have a material effect on our future operations.

We cannot assure you we will be able to purchase additional MD80s on favorable terms, or at all. Instead, we may be required to lease MD80s from current owners. Because, in our experience, the cost of leasing generally exceeds the ownership costs associated with the purchase of the MD80, our operating costs would increase if we are required to lease, instead of purchase, additional MD80 aircraft, and this could harm our profitability.

If the available MD80 series aircraft, whether by purchase or lease, are not compatible with the rest of our fleet in terms of takeoff weight, avionics, engine type or other factors, the costs of operating and maintaining our fleet would likely increase. Similarly, our aircraft ownership costs will likely increase if we decide to acquire aircraft which are not MD80 series aircraft.

There is also a greater risk with acquiring used aircraft because we may incur additional costs to remedy any mechanical issues not found in our inspection and acceptance process and, generally, the cost to maintain used aircraft exceeds the cost to maintain new aircraft.

Any inability to obtain financing for additional aircraft could harm our growth plan.

We typically finance our aircraft through either mortgage debt or lease financing. Although we believe debt and/or lease financing will be available for the aircraft we will acquire, we cannot assure you we will be able to secure such financing on terms attractive to us or at all. To the extent we cannot secure such financing on acceptable terms or at all, we may be required to modify our aircraft acquisition plans, incur higher than anticipated financing costs or use more of our cash balances for aircraft acquisitions than we currently expect.

Aircraft lenders often require that they receive the benefit of Section 1110 protection under the U.S. Bankruptcy Code. It is more difficult to provide lenders Section 1110 protection for aircraft manufactured before 1994. Most MD80s, and almost all of our MD80s, were manufactured before 1994. As a result, we may face difficulty obtaining financing for aircraft transactions.

Our maintenance costs will increase as our fleet ages.

Our aircraft range from 10 to 20 years old, with an average age of 16 years. Our aircraft are significantly older than the U.S. industry average. In general, the cost to maintain aircraft increases as they age and exceeds the cost to maintain new aircraft. FAA regulations require additional maintenance inspections for older aircraft. For example, a repair assessment program must be implemented for each of our aircraft once they reach 60,000 cycles. A cycle is defined as one take-off and landing. The average cycles on our fleet is approximately 25,500 cycles and the highest number of cycles on any of our aircraft is approximately 43,500. Based on our current and expected aircraft utilization rates of approximately 1,000 cycles per year, we will not have to comply with the repair assessment program for several years. We will also need to comply with other programs which require enhanced inspections of aircraft including Aging Aircraft Airworthiness Directives, which typically increase as an aircraft ages and vary by aircraft or engine type depending on the unique characteristics of each aircraft and/or engine.

In addition, we may be required to comply with any future aging aircraft issues, law changes, regulations or airworthiness directives. We cannot assure you our maintenance costs will not exceed our expectations.

We believe our aircraft are and will be mechanically reliable based on the percentage of scheduled flights completed. We cannot assure you our aircraft will continue to be sufficiently reliable over longer periods of time. Furthermore, given the age of our fleet, any public perception that our aircraft are less than completely reliable could have an adverse effect on our profitability.

We may be subject to unionization, work stoppages, slowdowns or increased labor costs.

Unlike most airlines, we have a non-union workforce. If our employees unionize, it could result in demands that may increase our operating expenses and adversely affect our profitability. Our pilots have formed an in-house pilot association. Although we have negotiated a mutually acceptable arrangement with our pilots, our costs could be adversely affected by the cumulative results of discussions with employee groups in the future.

Each of our different employee groups could unionize at any time and would require separate collective bargaining agreements. If any group of our employees were to unionize and we were unable to agree on the terms of their collective bargaining agreement or we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. In addition, we may be subject to disruptions by organized labor groups protesting our non-union status. Any of these events would be disruptive to our operations, could harm our business, and therefore have an adverse effect on our future results.

Our reputation and financial results could be harmed in the event of an accident or incident involving our aircraft or other MD80 aircraft.

Although we have not had any accidents or material incidents to date, an accident or incident involving one of our aircraft could involve repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service, and significant potential claims of injured passengers and others. Although we believe we currently maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and we may be forced to bear substantial losses from an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that we are less safe or reliable than other airlines, which would harm our business. Because we are a relatively new company and because we are smaller than most airlines, an accident would be likely to adversely affect us to a greater degree than a larger, more established airline.

Additionally, our dependence on this single type of aircraft and engine for all of our flights makes us particularly vulnerable to any problems that might be associated with this aircraft type or these engines. Our business would be significantly harmed if a mechanical problem with the MD80 series aircraft or the Pratt & Whitney JT8D-200 series engine were discovered causing our aircraft to be grounded while any such problem is being corrected, assuming it could be corrected at all. The FAA could also suspend or restrict the use of our aircraft in the event of any actual or perceived mechanical problems, whether involving our aircraft or another U.S. or foreign airline’s aircraft, while it conducts its own investigation. Our business would also be significantly harmed if the public avoids flying our aircraft due to an adverse perception of the MD80 series aircraft or the Pratt & Whitney JT8D-200 series engine because of safety concerns or other problems, whether real or perceived, or in the event of an accident involving an MD80 aircraft.

We depend on our ability to maintain existing and develop new relationships with hotels and other providers of travel related services. Any adverse changes in these relationships could adversely affect our business, financial condition and results of operations, as well as our ability to provide air-hotel packages in our leisure destination markets.

An important component of our business success depends on our ability to maintain our existing, as well as build new, relationships with hotels and other travel suppliers in our leisure destination markets. We do not currently have long-term contracts with any of our hotel room suppliers, nor do we anticipate entering into long-term contracts with them in the future. Adverse changes in or the failure to renew existing relationships, or our inability to enter into arrangements with new hotel suppliers on favorable terms, if at all, could reduce the amount, quality and breadth of attractively priced travel products and services we are able to offer, which could adversely affect our business, financial condition and results of operations. Our ability to continue to grow and enter new markets also depends on our ability to obtain a sufficient supply of suitable hotel rooms on favorable terms in our existing and new leisure destinations.

Hotels and other travel suppliers are increasingly seeking to lower their distribution costs by promoting direct online bookings through their own websites, and we expect this trend to continue. Hotels and travel suppliers may choose not to make their travel products and services available through our distribution channels. To the extent consumers increase the percentage of their travel purchases through supplier direct websites and/or if travel suppliers choose not to make their products and services available to us, our business may suffer.

We have a significant amount of fixed obligations and we expect to incur significantly more fixed obligations which could hurt our ability to meet our strategic goals.

As of December 31, 2006, maturities of our long-term debt (including capital leases) were $14.9 million in 2007, $14.2 million in 2008, $16.8 million in 2009, $14.3 million in 2010 and $12.6 million in 2011. All of our long-term and short-term debt has fixed interest rates. In addition to long-term debt, we have a significant amount of other fixed obligations under operating leases related to our aircraft, airport terminal space, other airport facilities and office space. As of December 31, 2006, future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year were approximately $2.7 million in 2007, $1.9 million in 2008, $0.6 million in 2009, $0.1 million in 2010, $0.1 million in 2011 and $0.1 million thereafter. We expect to incur additional debt and other fixed obligations as we take delivery of additional aircraft and other equipment and continue to expand into new markets.

The amount of our debt and other fixed obligations could:

•                  limit our ability to obtain additional financing to support capital expansion plans and for working capital and other purposes;

•                  divert substantial cash flow from our operations and expansion plans to service our fixed obligations;

•                  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•                  place us at a possible competitive disadvantage compared to less leveraged competitors and competitors with better access to capital resources.

Our ability to make scheduled payments on our debt and other fixed obligations will depend upon our future operating performance and cash flow, which in turn will depend upon prevailing economic and political conditions and financial, competitive, regulatory, business and other factors, many of which are beyond our control. We cannot assure you we will be able to generate sufficient cash flow from our operations to pay our debt and other fixed obligations as they become due, and our failure to do so could harm our business. If we are unable to make payments on our debt and other fixed obligations, we could be forced to renegotiate those obligations or obtain additional equity or debt financing. To the extent we finance our activities or future aircraft acquisitions with additional debt, we may become subject to financial and other covenants that may restrict our ability to pursue our growth strategy. We cannot assure you any renegotiation efforts would be successful or timely or that we could refinance our obligations on acceptable terms, if at all.

Our lack of an established line of credit or borrowing facility makes us highly dependent upon our cash balances and operating cash flows.

We have no lines of credit and rely on operating cash flows to provide working capital. Unless we secure a line of credit or borrowing facility, we will be dependent upon our operating cash flows and cash balances to fund our operations and to make scheduled payments on our debt and other fixed obligations. If we fail to generate sufficient funds from operations to meet these cash requirements or do not secure a line of credit, other borrowing facility or equity financing, we could default on our debt and other fixed obligations. Our inability to meet our obligations as they become due would materially restrict our ability to grow and seriously harm our business and financial results.

Our business is heavily dependent on the attractiveness of our leisure destinations and a reduction in demand for air travel to these markets would harm our business.

Almost all of our scheduled flights have Las Vegas, Orlando or Tampa/St. Petersburg as either their destination or origin. Our business would be harmed by any circumstances causing a reduction in demand for air transportation to the Las Vegas, Orlando or Tampa/St. Petersburg markets, such as adverse changes in local economic conditions, negative public perception of the particular city, significant price increases, or the impact of past or future terrorist attacks.

We serve Orlando Sanford International Airport, which is not the principal airport in the Orlando market. A refusal by passengers to view Orlando Sanford International Airport as a reasonable alternative to Orlando International Airport, the main airport serving Orlando, could harm our business.

We serve St. Petersburg-Clearwater International Airport, which is not the principal airport in the Tampa Bay market. A refusal by passengers to view the St. Petersburg-Clearwater International Airport as a reasonable alternative to Tampa International Airport, the main airport serving the Tampa Bay area, could harm our business.

We may face increased competition in our markets which could harm our business.

The small cities we serve on a scheduled basis have traditionally attracted considerably less attention from our potential competitors than larger markets, and in most of our markets, we are the only provider of nonstop service to Las Vegas, Orlando or Tampa/St. Petersburg. It is possible other airlines will begin to provide nonstop services to and from these markets or otherwise target these markets. An increase in the amount of direct or indirect competition could harm our business.

We may be unable to renew our lease or increase our facilities at Las Vegas’ McCarran International Airport.

McCarran International Airport was the 9th busiest airport in the world in 2005 and its gate space, terminal space, aircraft parking space and facilities in general are constrained. To meet our growth plan, we will require additional facilities at McCarran. However, we may not be able to maintain sufficient or obtain additional facilities at McCarran on favorable terms, or at all. In addition, our present agreement can be terminated at any time upon 30 days’ notice. Since Las Vegas is one of our principal destinations, our inability to maintain sufficient facilities or to obtain additional facilities as needed would harm our business by limiting our ability to grow and increasing our costs.

We also currently rely on the availability of overnight aircraft parking space at McCarran. However, due to anticipated airport growth, we may find it difficult to obtain sufficient overnight aircraft parking space in the future. Over time, this may result in our having to overnight aircraft in other cities, which would increase our costs and could adversely impact our business and results of operations.

Our business could be harmed if we lose the services of our key personnel.

Our business depends upon the efforts of our chief executive officer, Maurice J. Gallagher, Jr., and a small number of management and operating personnel. We do not currently have an employment agreement with or maintain key-man life insurance on Mr. Gallagher. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business.

Our results of operations will fluctuate.

We expect our quarterly operating results to fluctuate in the future based on a variety of factors, including:

•                  the timing and success of our growth plans as we enter new markets;

•                  changes in fuel, security and insurance costs;

•                  mark-to-market adjustments attributable to our fuel hedging transactions;

•                  increases in personnel, marketing, aircraft ownership and other operating expenses to support our anticipated growth; and

•                  the timing and amount of maintenance expenditures.

In addition, seasonal variations in traffic, the timing of significant repair events and weather affect our operating results from quarter to quarter. Quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance. In addition, it is possible our operating results in any future quarter could be below the expectations of investors and any published reports or analyses regarding Allegiant. In that event, the price of our common stock could decline, perhaps substantially.

Due to our limited fleet size, if any of our aircraft becomes unavailable, we may suffer greater damage to our service, reputation and profitability than airlines with larger fleets.

We operate a fleet of 26 aircraft. Given the limited number of aircraft we operate, if an aircraft becomes unavailable due to unscheduled maintenance, repairs or other reasons, we could suffer greater adverse financial and reputational impacts than larger airlines if our flights are delayed or cancelled due to the absence of replacement aircraft. Our business strategy involves concentrating our aircraft overnight at our destination airports. If we are unable to operate those aircraft for a prolonged period of time for reasons outside of our control, for example, a catastrophic event or a terrorist act, our results of operations and business could be disproportionately harmed.

We rely heavily on automated systems to operate our business and any failure of these systems could harm our business.

We depend on automated systems to operate our business, including our computerized airline reservation system, our telecommunication systems, our website and other automated systems. We rely on a single vendor to support many of these systems and it would be difficult to readily replace this vendor on whom we have relied since our inception. A failure of this vendor to satisfactorily service our automation needs could negatively affect our Internet sales and customer service and result in increased costs.

Unlike many other airlines, which issue traditional paper tickets to some or all of their passengers, we issue only electronic tickets. Our website and reservation system must be able to accommodate a high volume of traffic and deliver important flight information. Substantial or repeated website, reservations system or telecommunication systems failures or a failure by our vendor could reduce the attractiveness of our services. Any disruption in these systems could result in the loss of important data, increase our expenses and generally harm our business.

Currently, our fixed fee flying business is substantially dependent on a single customer and the loss of this business could have a material adverse effect on our continuing fixed fee contract revenue.

During 2006, approximately 58.9% of our fixed fee contract revenue was derived from Harrah’s Entertainment Inc. We provide these services under contracts which expire in December 2008. If Harrah’s suffers a decline in business, decides to change its strategy or otherwise decides to reduce or terminate the fixed fee flying services provided by us, our revenues from fixed fee flying operations could be adversely affected.

If we are unable to attract and retain qualified personnel at reasonable costs or fail to maintain our company culture, our business could be harmed.

Our business is labor intensive, with labor costs representing 15.8% of our operating expenses during 2006. We expect wages and benefits to increase on a gross basis; these costs could also increase as a percentage of our overall costs, which could harm our business. Our expansion plans will require us to hire, train and retain a significant number of new employees in the future. From time to time, the airline industry has experienced a shortage of personnel licensed by the FAA, especially pilots and mechanics. We compete against other U.S. airlines for labor in these highly skilled positions. Many U.S. airlines offer wage and benefit packages that exceed our wage and benefit packages. As a result, in the future, we may have to significantly increase wages and benefits in order to attract and retain qualified personnel or risk considerable employee turnover. If we are unable to hire, train and retain qualified employees at a reasonable cost, we may be unable to complete our expansion plans and our business could be harmed.

In addition, as we hire more people and grow, we believe it may be increasingly challenging to continue to hire people who will maintain our company culture. One of our principal competitive strengths is our service-oriented company culture that emphasizes friendly, helpful, team-oriented and customer-focused employees. Our company culture is important to providing high quality customer service and having a highly productive workforce that helps keep our costs low. As we grow, we may be unable to identify, hire or retain enough people who meet the above criteria, and our company culture could otherwise be adversely affected by our growing operations and geographic diversity. If we fail to maintain the strength of our company culture, our competitive ability and business may be harmed.

We rely on third parties to provide us with facilities and services that are integral to our business and can be withdrawn on short notice.

We have entered into agreements with more than 30 third-party contractors, including other airlines, to provide certain facilities and services required for our operations, such as aircraft maintenance, ground handling, flight dispatch, baggage services and ticket counter space. We will likely need to enter into similar agreements in any new markets we decide to serve. All of these agreements are subject to termination upon short notice. Although we believe there are alternative service providers available to perform these services for us in the event of a contract termination or failure by a service provider, the loss or expiration of these contracts, the loss of FAA certification by our outside maintenance providers or any inability to renew our contracts or negotiate contracts with other providers at comparable rates could harm our business. Our reliance on others to provide essential services on our behalf also gives us less control over costs and the efficiency, timeliness and quality of contract services. Recently, failures by our flight dispatch vendor significantly delayed all of our flights on a particular day. Although we seek to have redundant processes in place to protect against such failures, we remain subject to the performance by our outside vendors.

Imposition of additional sales and hotel occupancy and other related taxes may increase our expenses.

Currently, hotels collect and remit hotel occupancy and related taxes to the various tax authorities based on the amounts collected by the hotels. Consistent with this practice, we recover the taxes on the underlying cost of the hotel room night from customers and remit the taxes to the hotel operators for payment to the appropriate tax authorities. We understand some jurisdictions have indicated to the public that they may take the position that sales or hotel occupancy tax may also be applicable to the differential between the price paid by a customer for our service and the cost to us for the underlying room. Historically, we have not collected taxes on this differential. Some state and local jurisdictions could assert we are subject to hotel occupancy taxes on this differential and could seek to collect such taxes, either retroactively or prospectively or both. Such actions may result in substantial liabilities for past sales and could have a material adverse effect on our business and results of operations. To the extent any tax authority succeeds in asserting such a tax collection responsibility exists, it is likely, with respect to future transactions, we would collect any such additional tax obligation from our customers, which would increase the price of hotel room nights we charge our customers and, consequently, could reduce hotel sales and our profitability. We will continue to assess the risks of the potential financial impact of additional tax exposure, and to the extent appropriate, reserve for those estimates of liabilities.

We employ a non-traditional distribution system, which could negatively affect our ability to sell our services.

We employ a computerized airline reservation system designed to meet our specifications. Under this system, we do not issue paper airline tickets. Furthermore, we do not participate in the global airline reservation systems such as Sabre or Worldspan, nor can travel on us be purchased through Expedia, Travelocity, or similar air travel services. The inability to make reservations for travel on us through the global reservation systems or travel websites may harm our competitive position. Alternatively, if we decide to later participate in the global reservation systems or travel websites, we would be forced to pay fees charged by these systems or websites. As a result, our costs would increase and this may adversely affect our business and results of operations.

Our processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

In the processing of our customer transactions, we receive and store a large volume of identifiable personal data. This data is increasingly subject to legislation and regulation. This government action is typically intended to protect the privacy of personal data that is collected, processed and transmitted. We could be adversely affected if legislation or regulations are expanded to require changes in our business practices in ways that negatively affect our business, financial condition and results of operations. As privacy and data protection become more sensitive issues, we may also become exposed to potential liabilities as a result of differing views on the privacy of travel data. These and other privacy developments are difficult to anticipate and could adversely affect our business, financial condition and results of operations.

The Internet as a medium for commerce is subject to uncertainty.

Consumer use of the Internet as a medium for commerce is subject to uncertainty. While the number of Internet users has been rising, the Internet infrastructure may not expand fast enough to meet the increased levels of demand. In addition, activities that diminish the experience for Internet users, such as spyware, spoof emails, viruses and spam directed at Internet users, as well as viruses and “denial of service” attacks directed at Internet companies and service providers, may discourage people from using the Internet, including for commerce. If consumer use diminishes or grows at a slower rate, then our business and results of operations could be adversely affected.

Our lack of a marketing alliance and frequent flyer program could harm our business and competitive position.

Many airlines have marketing alliances with other airlines, under which they market and advertise their status as marketing alliance partners. Among other things, they share the use of two-letter flight designator codes to identify their flights and fares in the computerized reservation systems, and permit reciprocity in their frequent flyer programs. Our business and competitive ability could be harmed since we are not a member of any marketing alliance. In addition, our lack of a frequent flyer program could harm our business and competitive position.

We will be controlled by our management as long as they own or control a majority of our common stock, and they may make decisions with which you disagree.

The members of our board of directors and our executive officers own beneficially more than 56% of the outstanding shares of our common stock. As a result, our management will control all matters affecting us, including the election of directors as long as they continue to own or control a majority of our common stock. They may make decisions you and other stockholders will not be able to affect by voting your shares.

The historical consolidated financial information incorporated by reference in this prospectus does not reflect the added costs and internal control reporting standards we expect to incur or will be required to comply with as a public company or the resulting changes that will occur in our capital structure and operations.

We will face increased legal, accounting, administrative and other expenses as a public company we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as new rules subsequently implemented by the Securities and Exchange Commission (the “Commission”), the Public Company Accounting Oversight Board (“PCAOB”) and the Nasdaq Global Market, require changes in the corporate governance practices of public companies. We expect these new rules and regulations to result in both a significant initial cost, as we initiate certain internal controls and other procedures designed to comply with the requirements of the Sarbanes-Oxley Act, and an ongoing increase in our legal, audit and financial compliance costs. Compliance will also divert management attention from operations and strategic opportunities and will make legal, accounting and administrative activities more time-consuming and costly. We also expect to incur substantially higher costs to maintain directors and officers insurance. We currently anticipate increased annual costs following our initial public offering and we expect to incur additional costs during 2007 in implementing and verifying internal control procedures as required by Section 404 of the Sarbanes-Oxley Act, and the rules and regulations thereunder, and in connection with preparing our financial statements on a timely basis to meet the Commission’s reporting requirements.

We will be required to furnish a report by our management on our internal control over financial reporting. This report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of each fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. Any failure to implement and maintain effective controls over our financial reporting, or difficulties encountered in the implementation of these controls, could result in a material misstatement to the annual or interim financial statements that could cause us to fail to meet our reporting obligations under applicable securities laws. Any failure to maintain our internal controls could result in our incurring substantial liability for not having met our legal obligations and could also cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of our stock. Similar adverse effects could result if our auditors express an adverse opinion or disclaim or qualify an opinion on management’s assessment or on the effectiveness of our internal control over financial reporting.

In addition, we will be required under these new rules and regulations to attract and retain independent directors to serve on our board of directors and our audit committee, in particular. If we fail to retain independent directors, we may be subject to SEC enforcement proceedings and delisting by the Nasdaq Global Market.

Because we were a limited liability company prior to our transition to corporate form, we paid minimal taxes on profits. In preparing the unaudited pro forma condensed consolidated financial information incorporated herein by reference, we deducted and charged to earnings estimated statutory income taxes based on an estimated blended tax rate, which may be different from our actual tax rate in the future. The estimates we used in our unaudited pro forma consolidated financial information may not be similar to our actual experience as a public corporation.

We may be required to make substantial payments under certain indemnification agreements.

In connection with our initial public offering and conversion to corporate form, we have entered into agreements that provide for the indemnification of our members, managers, officers and certain other persons authorized to act on our behalf against certain losses that may arise out of our initial public offering or the reorganization transactions, and certain tax liabilities of our members that may arise in respect of periods when we operated as a limited liability company. We may be required to make substantial payments under these indemnification agreements, which could adversely affect our financial condition.

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price, and could subject us to liability.

Section 404 of the Sarbanes-Oxley Act and the related rules of the Securities and Exchange Commission require our management to conduct annual assessments of the effectiveness of our internal control over financial reporting and will require a report by our independent registered public accounting firm addressing these assessments, beginning as early as our fiscal year ending December 31, 2007. During the course of documenting and testing our internal control procedures to satisfy the requirements of Section 404, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in our stock price. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the Nasdaq Global Market, regulatory investigations and civil or criminal sanctions.

Changing laws, rules and regulations, and legal uncertainties relating to the way we do business may adversely impact our business, financial condition and results of operations.

Unfavorable changes in existing, or the promulgation of new, laws, rules and regulations applicable to us, including those relating to the Internet and online commerce, consumer protection and privacy, and sales, use, occupancy, value-added and other taxes, could decrease demand for our products and services, increase our costs and/or subject us to additional liabilities, which could adversely impact our business. For example, there is, and will likely continue to be, an increasing number of laws and regulations pertaining to Internet and online commerce, which may relate to liability for information retrieved from or transmitted over the Internet, user privacy, taxation and the quality of products and services. Furthermore, the growth and development of online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on online businesses generally.

In addition, the application of various sales, use, occupancy, value-added and other tax laws, rules and regulations to our products and services is subject to interpretation by the applicable taxing authorities. While we believe we are compliant with these tax provisions, we cannot assure you taxing authorities will not take a contrary position, or that such positions would not have an adverse effect on our business, financial condition and results of operations.

Risks Associated with the Airline and Travel Industry

The airline industry has incurred significant losses resulting in airline restructurings and bankruptcies, which could result in changes in our industry.

We believe airline traffic is particularly sensitive to changes in economic growth and expectations. In addition, the war in Iraq or other conflicts or events in the Middle East or elsewhere may impact the economy and result in an adverse impact on the airline business. In 2005, the domestic airline industry reported its fifth consecutive year of losses, which is causing significant changes in the industry. Low fares and escalating fuel prices contributed to these losses. As a result, many airlines are renegotiating or attempting to renegotiate labor contracts, reconfiguring flight schedules, furloughing or terminating employees, as well as considering other efficiency and cost-cutting measures. Despite these actions, several airlines have sought reorganization under Chapter 11 of the U.S. Bankruptcy Code permitting them to reduce labor rates, restructure debt, terminate pension plans and generally reduce their cost structure. Additionally, other airlines have consolidated in an attempt to lower costs and rationalize their route structures in order to improve their results. It is foreseeable that further airline reorganizations, bankruptcies or consolidations may occur, the effects of which we are unable to predict. The occurrence of these events, or potential changes resulting from these events, may harm our business or the industry.

The airline industry is highly competitive, is characterized by low profit margins and high fixed costs, and we may be unable to compete effectively against other airlines with greater financial resources or lower operating costs.

The airline industry is characterized generally by low profit margins and high fixed costs, primarily for personnel, aircraft fuel, debt service and aircraft lease rentals. The expenses of an aircraft flight do not vary significantly with the number of passengers carried and, as a result, a relatively small change in the number of passengers or in pricing could have a disproportionate effect on an airline’s operating and financial results. Accordingly, a minor shortfall in expected revenue levels could harm our business.

In addition, the airline industry is highly competitive and is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. As of January 31, 2007, we face nonstop competition on only four of our routes from small cities to Las Vegas, Orlando or Tampa/St. Petersburg. However, competing airlines provide connecting service on many of our routes or serve nearby airports. In addition, we have faced other competing services in the past, and we cannot assure you other airlines will not begin to provide nonstop service in the future on the routes we serve. Many of these competing airlines are larger and have significantly greater financial resources and name recognition. We may, therefore, be unable to compete effectively against other airlines that introduce service or discounted fares in the markets we serve.

A future act of terrorism, the threat of such acts or escalation of U.S. military involvement overseas could adversely affect our industry.

Even if not directed at the airline industry, a future act of terrorism, the threat of such acts or escalation of U.S. military involvement overseas could have an adverse effect on the airline industry. In the event of a terrorist attack, the industry would likely experience significantly reduced demand for our travel services. These actions, or consequences resulting from these actions, would likely harm our business and the airline and travel industry.

Changes in government regulations imposing additional requirements and restrictions on our operations could increase our operating costs and result in service delays and disruptions.

Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, the FAA has issued a number of directives and other regulations relating to the maintenance and operation of aircraft, including rules regarding assumed average passenger weight, that have required us to make significant expenditures. FAA requirements cover, among other things, retirement of older aircraft, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement, weight and payload limits, and increased inspection and maintenance procedures to be conducted on aging aircraft.

We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not significantly increase our costs of doing business.

The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety-related items and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time consuming inspections of or maintenance on, all or any of our MD80 series aircraft, for any reason, could negatively impact our results of operations. In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations.

Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. For example, the FAA has recently adopted regulations requiring airlines to monitor the compliance with drug testing standards of all mechanics and maintenance personnel, including those of third party vendors. In addition, as a result of the terrorist attacks in New York and Washington, D.C. in September 2001, the FAA and the Transportation Security Administration (“TSA”) have imposed more stringent security procedures on airlines. We cannot predict what other new regulations may be imposed on airlines and we cannot assure you these laws or regulations, or any laws or regulations enacted in the future, will not materially adversely affect our financial condition, results of operations.

Our ability to operate as an airline is dependent upon our maintaining certifications issued to us by the Department of Transportation (“DOT”) and the FAA. Federal law requires that air carriers operating large aircraft, such as our MD80 series aircraft, be continuously “fit, willing and able” to provide the services for which they are licensed. Our “fitness” is monitored by the DOT, which considers factors such as consumer-relations practices, legal and regulatory compliance disposition, financial resources and U.S. citizenship in making its determinations. While DOT has seldom revoked a carrier’s certification for lack of fitness, such an occurrence would render it impossible for us to continue operating as an airline. Similarly, in a worst-case scenario, the FAA could restrict or suspend our ability to operate as an airline, and could do so on an emergency basis with little or no advance warning, in the event the FAA should consider our operations unsafe. While under such circumstances we would have a right to expedited judicial review of the legality of the FAA’s actions, such a development would likely harm our business severely regardless of the outcome of such review.

In the event we elect in the future to expand our scheduled service offerings into international markets, we would be subject to increased regulation by U.S. and foreign aeronautical authorities as well as customs, immigration and other border-protection agencies. Additionally, there is no assurance we would be able to obtain the right to serve all routes we may wish to serve. These factors, alone or in combination, could materially adversely affect any international scheduled service we may choose to pursue in the future.

Airlines are often affected by factors beyond their control, including traffic congestion at airports, weather conditions, increased security measures or the outbreak of disease, any of which could harm our operating results and financial condition.

Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions, increased security measures or the outbreak of disease. Delays frustrate passengers and increase costs, which in turn could affect profitability. During periods of fog, snow, rain, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Cancellations or delays due to weather conditions, traffic control problems and breaches in security could harm our operating results and financial condition. An outbreak of a disease that affects travel behavior, such as severe acute respiratory syndrome (“SARS”) or avian flu, could have a material adverse impact on the airline industry. Any general reduction in airline passenger traffic as a result of an outbreak of disease could harm our business, financial condition and results of operations.

The airline and travel industry tends to experience adverse financial results during general economic downturns.

Since a substantial portion of airline travel, for both business and leisure, is discretionary, the airline and travel industries tend to experience adverse financial results during general economic downturns. Any general reduction in airline passenger traffic would likely harm our business.

Risks Related to Our Stock Price

There was no public market for our common stock prior to December 8, 2006, and our stock may experience extreme price and volume fluctuations.

As our common stock has just recently been listed, an active trading market in our common stock might not develop or continue. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

The market price of our common stock may be volatile, which could cause the value of your investment in Allegiant to decline.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

•                  announcements concerning our competitors, the airline industry or the economy in general;

•                  strategic actions by us or our competitors, such as acquisitions or restructurings;

•                  media reports and publications about the safety of our aircraft or the aircraft type we operate;

•                  new regulatory pronouncements and changes in regulatory guidelines;

•                  general and industry-specific economic conditions;

•                  changes in financial estimates or recommendations by securities analysts;

•                  sales of our common stock or other actions by investors with significant shareholdings; and

•                  general market conditions.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our common stock.

In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources, and harm our business or results of operations.

Other companies may have difficulty acquiring us, even if doing so would benefit our stockholders, due to provisions under our corporate charter, bylaws and option plan, as well as Nevada law.

Provisions in our articles of incorporation, our bylaws, and under Nevada law could make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders. Our articles of incorporation and bylaws contain the following provisions, among others, which may inhibit an acquisition of our company by a third party:

•                  advance notification procedures for matters to be brought before stockholder meetings;

•                  a limitation on who may call stockholder meetings; and

•                  the ability of our board of directors to issue up to 5,000,000 shares of preferred stock without a stockholder vote.

We are also subject to provisions of Nevada law that prohibit us from engaging in any business combination with any “interested stockholder,” meaning generally that a stockholder who beneficially owns more than 10% of our stock cannot acquire us for a period of time after the date this person became an interested stockholder, unless various conditions are met, such as approval of the transaction by our board of directors.

Under U.S. laws and the regulations of the DOT, U.S. citizens must effectively control us. As a result, our president and at least two-thirds of our board of directors must be U.S. citizens and not more than 25% of our voting stock may be owned by non-U.S. citizens (although subject to DOT approval, the percent of foreign economic ownership may be as high as 49%). Any of these restrictions could have the effect of delaying or preventing a change in control.

In addition, options under our Long-Term Incentive Plan may have a special acceleration feature pursuant to which those options will vest in full in the event we are acquired. The accelerated vesting of our employee stock options may prove to be a deterrent to a potential acquisition of us because the acquiring company may have to implement additional retention programs to ensure the continued service of our employees, and the additional dilution that will result from the accelerated vesting of our outstanding employee stock options will likely reduce the amount otherwise payable to our stockholders in an acquisition.

Our corporate charter and bylaws include provisions limiting voting by non-U.S. citizens.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our articles of incorporation and bylaws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require no more than 25% of our stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of the members of our board of directors be U.S. citizens. Our bylaws provide no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our bylaws further provide no shares of our capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. Registration on the foreign stock record is made in chronological order based on the date we receive a written request for registration. One of our significant stockholders, Declan Ryan, is a non-U.S. citizen and owns approximately 4.8% of our outstanding common stock. Other non-U.S. citizens will be able to own and vote shares of our common stock, only if the combined ownership by all non-U.S. citizens does not violate these requirements.

Substantial sales of our common stock could cause our stock price to fall.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. The 5,750,000 shares sold in our initial public offering are freely tradable without restriction or further registration under the federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, a substantial number of shares held by our current stockholders or issuable upon exercise of options are eligible for sale and could be sold pursuant to registration under the Securities Act or an exemption from registration. We, our executive officers and directors and substantially all of our existing stockholders have signed lock-up agreements under which they have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, prior to June 6, 2007, without first obtaining the written consent of Merrill Lynch. Of our outstanding 19,795,933 shares of common stock, the 5,750,000 shares of common stock sold in our initial public offering are freely tradable, without restriction, in the public market. After the lock-up agreements pertaining to this offering expire on June 6, 2007, an additional 12,195,933 shares of common stock will be eligible for sale in the public market at various times, subject, in some cases, to volume limitations under Rule 144 of the Securities Act of 1933, as amended.

We cannot predict whether future sales of our common stock or the availability of our common stock for sale will adversely affect the market price for our common stock or our ability to raise capital by offering equity securities.

Registration of shares of our common stock subject to registration rights may depress the trading price of our stock.

We entered into an investors agreement with certain of our shareholders. The holders of up to 7,612,600 shares of common stock are entitled to registration rights pursuant to the investors agreement with respect to their shares. The investors agreement provides, among other things, that holders of 25% of the securities with registration rights can require us, subject to certain limitations, to register with the Commission all or a portion of their shares of common stock after June 7, 2007. Additionally, these stockholders may also require us, subject to certain limitations, to include their shares in future registration statements we file. In addition, we have filed a shelf registration statement covering the 1,750,000 shares of common stock owned by PAR Investment Partners, L.P. and we have agreed to keep the registration statement in effect until up to December 13, 2008. Upon any of these registrations, these shares would be freely tradable in the public market without restrictions. If these stockholders exercise these or other similar rights under the investors agreement to sell substantial amounts common stock in the public market, or if it is perceived that such exercise or sale could occur, the market price of our common stock may fall.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). The reports, proxy statements and other information filed by us with the Commission can be inspected and copied at the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material also may be obtained by mail from the Public Reference Room of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Information regarding the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. Additionally, the Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and that is located at http://www.sec.gov.

This prospectus constitutes part of a Registration Statement on Form S-8 filed on the date hereof (herein, together with all amendments and exhibits, referred to as the “Registration Statement”) by us with the Commission under the Securities Act. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and the common stock, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement together with exhibits may be inspected at the offices of the Commission as indicated above without charge and copies thereof may be obtained therefrom upon payment of a prescribed fee.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which we have filed with or furnished to the Securities and Exchange Commission (the “Commission”), are incorporated herein by reference and made part of this Registration Statement:

(a)                                  our prospectus filed with the Commission pursuant to Rule 424(b) promulgated under the Securities Act of 1933, as amended (the “1933 Act”), in connection with our Registration Statement on Form S-1 (Reg. No. 333-134145), in which there is set forth our audited financial statements as of December 31, 2005 and December 31, 2004 and for the years ended December 31, 2005, 2004 and 2003;

(b)                                 our Current Reports on Form 8-K filed with the Commission on December 22, 2006, January 31, 2007 and February 1, 2007; and

(c)                                  description of our common stock as set forth in our Registration Statement on Form S-1 (File No. 333-134145), filed with the Commission on December 6, 2006.

In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), subsequent to the effective date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement indicating that all securities offered hereby have been sold or deregistering all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.  Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any such statement so modified or superseded shall not be deemed to constitute a part of this Registration Statement, except as so modified or superseded.

The information relating to us contained in this prospectus should be read together with the information in the documents incorporated by reference.

We hereby undertake to provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to our outside counsel, Robert B. Goldberg, Esq., Ellis Funk, P.C., 3490 Piedmont Road, NE, Suite 400, Atlanta, Georgia 30305; telephone (404) 233-2800.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

DETERMINATION OF OFFERING PRICE

The Selling Stockholders may sell the common shares issued to them from time-to-time at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions.

SELLING STOCKHOLDERS

This prospectus relates to Shares that are being registered for reoffers and resales by Selling Stockholders who have acquired Shares pursuant to the 2006 Plan. Non-affiliates holding less than 1,000 Restricted Shares issued under the 2006 Plan and who are not named below may also use this prospectus for the offer or sale of those Shares.

Beneficial ownership is determined in accordance with the rules of the Commission, is based upon 19,795,933 shares outstanding as of the date of this prospectus, and generally includes voting or investment power with respect to securities. Options to purchase shares of common stock that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Shares of Restricted Stock, whether vested or unvested, are deemed to be outstanding and to be beneficially owned by the person holding such Restricted Stock for the purpose of computing the percentage ownership of such person and are treated as outstanding for the purpose of computing the percentage ownership of each other person. After the resale of all Shares that may be so offered for resale pursuant to this prospectus, and assuming no other changes in beneficial ownership of our common stock after the date of this prospectus, each Selling Stockholder would own less than 1% of our common stock.

The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are “affiliates” of ours.

Selling Stockholder (1)	Shares Beneficially Owned	Number of Shares of Restricted Stock Offered for Resale (2)	Beneficially Owned After the Resale (3)
Jonathan Becker	1,400	1,020	380
Joe Blackwood	3,020	1,020	2,000
Brian Davis	1,200	1,200	-0-
Ronald Doig	1,020	1,020	-0-
Gregory Frazer	1,020	1,020	-0-
Stanley Gordon	1,260	1,020	240
Susan Hulings	4,500	4,500	-0-
Mark Jines	2,630	1,020	1,610
Sean Landram	1,020	1,020	-0-
Marielle Landry	2,230	2,100	130
Martin McDermott	1,020	1,020	-0-
Mark Overgaard	1,020	1,020	-0-
Leroy Paine	1,200	1,200	-0-
Pablo Paucar	1,320	1,020	300
Norman Ragland	1,070	1,020	50
James Schmidt	1,620	1,020	600
Breck Shortley	1,020	1,020	-0-

(1)          All Selling Stockholders are employees of ours.  None of the Selling Stockholders are executive officers or directors of ours.

(2)          Includes shares of Restricted Stock previously granted under the 2006 Plan.

(3)          Assumes that all Shares offered for resale pursuant to this prospectus are sold.

PLAN OF DISTRIBUTION

The purpose of the prospectus is to permit the Selling Stockholders, if they desire, to offer for sale and sell the Shares they acquired pursuant to the 2006 Plan at such times and at such places as the Selling Stockholders choose.

The decision to sell any Shares is within the discretion of the holders thereof, subject generally to our policies affecting the timing and manner of sale of common stock by certain individuals and certain volume limitations set forth in Rule 144(e) of the Securities Act. There can be no assurance that any of the Shares will be sold by the Selling Stockholders.

Sales of Shares may be effected from time to time in one or more types of transactions (which may include block transactions) on The Nasdaq Global Market, in the over-the-counter market, in negotiated transactions, through the writing of options on the Shares, through settlement of short sales of Shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, at fixed prices (which may be changed) or at negotiated prices. Such transactions may or may not involve brokers or dealers. We understand that the Selling Stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their Shares, nor are we aware of any underwriter or coordinating broker acting in connection with the proposed sale of the Shares by the Selling Stockholders.

The Selling Stockholders may effect such transactions by selling Shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The Selling Stockholders and any broker-dealers that act in connection with the sale of Shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the Shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.

Because the Selling Stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the The Nasdaq Global Market pursuant to Rule 153 under the Securities Act.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, no person engaged in the distribution of the shares may simultaneously engage in market making activities with respect to our common stock for a restricted period before the commencement of the distribution.  In addition, the Selling Stockholders will be subject to applicable provisions of the Securities Exchange Act and the associated rules and regulations under the Securities Exchange Act, including Regulation M, the provisions of which may limit the timing of purchases and sales of the shares by the Selling Stockholders.

We will make copies of this prospectus available to the Selling Stockholders and have informed the Selling Stockholders of the need to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares.

Additional information related to the Selling Stockholders and the plan of distribution may be provided in one or more supplemental prospectuses.

We are bearing all costs relating to the registration of the common stock.  These expenses are estimated to be $20,000, including, but not limited to, legal, accounting, printing, and mailing fees.  The Selling Stockholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the Shares.

The Selling Stockholders also may resell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Securities Act rather than under this prospectus, provided they meet the criteria and conform to the requirements of such Rule.

MATERIAL CHANGES

There are no material changes to our business not otherwise described in the material incorporated herein by reference.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Ellis Funk, P.C., Atlanta, Georgia. Members of Ellis Funk, P.C. own approximately 8,500 shares of our common stock.

EXPERTS

The consolidated financial statements of Allegiant Travel Company, LLC appearing in Allegiant Travel Company’s Registration Statement (Form S-1 No. 333-134145) as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING STOCKHOLDER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE AS OF WHICH SUCH INFORMATION IS GIVEN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

100,000 SHARES

ALLEGIANT TRAVEL COMPANY

COMMON STOCK
PROSPECTUS

March 12, 2007

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.  Plan Information.*

Item 2.  Registrant Information and Employee Plan Annual Information.*

*                                         Separately given to participants.  Pursuant to the rules for filing a Registration Statement on Form S-8, such information is contained in a document which does not constitute a part of this Registration Statement but which shall, together with the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II hereof, constitute a prospectus under Section 10(a) of the Securities Act of 1933.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.

The following documents, which have been filed with or furnished to the Securities and Exchange Commission (the “Commission”) by the Company, are incorporated herein by reference and made part of this Registration Statement:

(a)           the Company’s prospectus filed with the Commission pursuant to Rule 424(b) promulgated under the Securities Act of 1933, as amended (the “1933 Act”), in connection with the Company’s Registration Statement on Form S-1 (Reg. No. 333-134145), in which there is set forth the audited financial statements for the Company as of December 31, 2005 and December 31, 2004 and for the years ended December 31, 2005, 2004 and 2003;

(b)           the Company’s Current Reports on Form 8-K filed with the Commission on December 22, 2006, January 31, 2007 and February 1, 2007; and

(c)           description of the Company’s Common Stock as set forth in the Company’s Registration Statement on Form S-1 (File No. 333-134145), filed with the Commission on December 6, 2006.

In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), subsequent to the effective date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement indicating that all securities offered hereby have been sold or deregistering all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.  Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any such statement so modified or superseded shall not be deemed to constitute a part of this Registration Statement, except as so modified or superseded.

Item 4.  Description of Securities.

Not Applicable.

Item 5.  Interests of Named Experts and Counsel.

The legality of the common stock offered hereby has been passed on for the Company by Ellis Funk, P.C., Atlanta, Georgia.  Certain shareholders of Ellis Funk, P.C. own approximately 8,500 shares of common stock of the Company.

Item 6.  Indemnification of Directors and Officers.

The Company’s Articles of Incorporation provide that directors of the Company will not be personally liable for monetary damages to the Company for certain breaches of fiduciary duty as directors to the fullest extent allowable by Nevada law. Under Nevada law, subject to specified exceptions, or unless the articles of incorporation provide for greater individual liability, a director or officer is not individually liable to the company or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that (a) his act or failure to act constituted a breach of his fiduciary duties as a director or officer, and (b) his breach of those duties involved intentional misconduct, fraud, or a knowing violation of law. Under current Nevada law, directors and officers would remain liable for: (i) acts or omissions which constitute a breach of fiduciary and which involve intentional misconduct, fraud or a knowing violation of law, and (ii) approval of certain illegal dividends or redemptions. In appropriate circumstances, equitable remedies or non-monetary relief, such as an injunction, may remain available to a stockholder seeking redress from any such violation.

The Company also has the obligation, pursuant to Article Ten of the Company’s By-Laws, to indemnify any officer or director of the Company for all expenses actually and reasonably incurred by them in connection with any legal action brought or threatened against such person for or on account of any action or omission alleged to have been committed because such person was an officer or director, if the person acted in good faith and in a manner which the person believed to be in, or believed was not opposed to, the best interests of the Company and, with respect to criminal actions, such person had no reasonable cause to believe his conduct was unlawful; provided that such indemnification shall not be made if a final adjudication establishes such person’s acts or omissions involved intentional misconduct, fraud, or a knowing violation of law and was material to the cause of action.

Item 7.  Exemption from Registration Claimed.

The shares of common stock which may be sold pursuant to the reoffer prospectus for the respective accounts of the Selling Stockholders issued to the Selling Stockholders under the 2006 Plan were issued by the Company in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b), which relates to exemptions for offers and sales of securities pursuant to certain compensatory benefit plans.

Item 8.  Exhibits.

4.1           2006 Long-Term Incentive Plan (1).

4.2*         Form of Restricted Stock Agreement.

5.1*         Opinion of Ellis Funk, P.C.

23.1         Consent of Ellis Funk, P.C. (Included in Exhibit 5.1).

23.2*       Consent of Ernst & Young, LLP.

24.1         Powers of Attorney (on signature page).

*Filed herewith.

(1)  Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-134145) filed with the Commission on July 6, 2006.

Item 9.  Undertakings.

(a)           The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)                                        to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)                                     to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii)                                  to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)           The undersigned Company hereby undertakes that, for purposes of determining liability under the Securities Act, each filing of the Company’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on this 9th day of March, 2007.

ALLEGIANT TRAVEL COMPANY

By:	/s/ Maurice J. Gallagher, Jr.
Maurice J. Gallagher, Jr.
Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each person whose signature to this Registration Statement appears below hereby constitutes and appoints each of Maurice J. Gallagher, Jr., Andrew C. Levy and Linda Marvin as such person’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments, and registration statements filed pursuant to Rule 462 under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, and does hereby grant unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or any substitute therefor, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 9th day of March, 2007.

SIGNATURE	TITLE

/s/ Maurice J. Gallagher, Jr.	Chief Executive Officer (Principal Executive Officer)
Maurice J. Gallagher, Jr.	and Director

/s/ Linda A. Marvin	Chief Financial Officer (Principal Financial and
Linda A. Marvin	Accounting Officer)

Director
Michael S. Falk

/s/ Timothy P. Flynn	Director
Timothy P. Flynn

/s/ A. Maurice Mason	Director
A. Maurice Mason

/s/ Robert L. Priddy	Director
Robert L. Priddy

Director
Declan F. Ryan